IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2009 AND 2008

 (Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the three months ended March 31, 2009 have been prepared by management and are the responsibility of the Company’s management.

May 12, 2009

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

 (Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	March 31, 2009 $	December 31, 2008 $
A S S E T S
CURRENT ASSETS
Cash	225,246	102,706
Short-term investments (Note 5)	20,739,892	21,347,769
Marketable securities and investment (Note 6)	340,168	120,869
Other receivables and prepaids (Note 10)	113,293	190,007
	21,418,599	21,761,351
INVESTMENT (Note 6)	659,735	718,248
MINERAL PROPERTY INTEREST (Note 7)	28,048	-
DEPOSIT (Note 10)	205,000	205,000
	22,311,382	22,684,599

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 10)	86,419	193,343
TERMINATION BENEFIT(Note 10)	711,500	711,500
	797,919	904,843
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 8)	58,753,501	58,753,501
CONTRIBUTED SURPLUS (Note 9)	7,502,258	7,502,258
ACCUMULATED OTHER COMPREHENSIVE INCOME	14,280	-
DEFICIT	(44,756,576)	(44,476,003)
	21,513,463	21,779,756
	22,311,382	22,684,599

NATURE OF OPERATIONS (Note 1)

NAVIDAD INTEREST (Note 4)

COMMITMENTS (Note 10)

APPROVED BY THE BOARD
“David Horton”	, Director
“Robert Stuart Angus”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended March 31,
	2009 $	2008 $
EXPENSES
Administrative and management services (Note 10)	70,270	48,428
Corporate development and investor relations (Note 10)	21,619	30,553
Consulting (Note 10)	30,000	30,000
Exploration (Note 7)	153,719	64,179
Office and sundry (Note 10)	69,614	87,676
Professional fees	34,609	54,360
Rent, parking and storage (Note 10)	29,968	20,823
Salaries and employee benefits (Note 10)	106,746	71,206
Transfer agent and regulatory fees	15,077	50,458
Travel and accommodation	9,838	27,544
	541,460	485,227
LOSS BEFORE OTHER ITEMS	(541,460)	(485,227)
OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	6,052	(3,741)
Interest income	108,329	174,811
Loss from equity investment (Note 6)	(58,513)	-
Gain on held-for-trading investment (Note 6)	205,019	-
	260,887	171,070
LOSS FOR THE PERIOD	(280,573)	(314,157)
DEFICIT - BEGINNING OF PERIOD	(44,476,003)	(40,174,093)
DEFICIT - END OF PERIOD	(44,756,576)	(40,488,250)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,132,064	52,132,064

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

 (Unaudited – Expressed in Canadian Dollars)

For the three months ended March 31,	2009	2008

LOSS FOR PERIOD	(280,573)	(314,157)

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	14,280	-
COMPREHENSIVE LOSS FOR THE PERIOD	(266,293)	(314,157)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

	Three Months Ended March 31,
	2009 $	2008 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	(280,573)	(314,157)
Items not affecting cash
Receipt of Navidad interest	-	18,500,000
Accrued interest	557,877	(166,482)
Loss from equity investment (Note 6)	58,513	-
Gain on held-for-trading investment (Note 6)	(205,019)	-
	130,798	18,019,361
Change in non-cash working capital balances	(30,210)	392,852
	100,588	18,412,213
INVESTING ACTIVITIES
Expenditures on mineral properties	(28,048)	-
Decrease (increase) in short-term investments	50,000	(18,500,000)
	21,952	(18,500,000)
INCREASE (DECREASE) IN CASH	122,540	(87,787)
CASH - BEGINNING OF PERIOD	102,706	183,628
CASH - END OF PERIOD	225,246	95,841

SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 (Expressed in Canadian Dollars)

	Three Months Ended March 31,
	2008 $	2008 $
SHARE CAPITAL
Balance at beginning of period	58,753,501	58,753,501
Balance at end of period	58,753,501	58,753,501

WARRANTS
Balance at beginning of period	-	1,281,946
Balance at end of period	-

CONTRIBUTED SURPLUS
Balance at beginning of period	7,502,258	6,157,412
Balance at end of period	7,502,258	6,157,412

OTHER COMPREHENSIVE INCOME
Balance at beginning of period	-	-
Unrealized gain on available-for-sale marketable securities	14,280	-
Balance at end of period	14,280	-

DEFICIT
Balance at beginning of period	(44,476,003)	(40,174,093)
Loss for the period	(280,573)	(314,157)
Balance at end of period	(44,756,576)	(40,488,250)
TOTAL SHAREHOLDERS’ EQUITY	21,513,463	25,704,609

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

IMA Exploration Inc. (the “Company”) is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  The Company presently has no property interests with proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently the Company considers itself to be an exploration stage company.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

The accounting policies followed by the Company are set out in note 4 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standard effective January 1, 2009.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant and reliable. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

3.

CHANGE IN ACCOUNTING POLICY (continued)

Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retroactive basis. There was no impact on the previously reported March 31, 2008 interim consolidated financial statements.

4.

NAVIDAD INTEREST

On March 5, 2004, Aquiline Resources Inc. (“Aquiline”), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages.  On July 14, 2006 the court released its judgment on the claim.  The Company was not successful in its defense and the court found in Aquiline’s favour.

The Order reads in part:

“(a)

that Inversiones Mineras Argentinas SA (“IMA SA”) transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

  (b)

that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

  (c)

that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and

  (d)

any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court.”

On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court.  The parties have agreed that the transactions outlined in the agreement were in satisfaction of the Order referenced above.  The principal terms and conditions of the agreement are as follows:

(a)

control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

(b)

the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

(c)

in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount.

The effective date of the transfer of the Navidad project was November 16, 2006.

The Company’s appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgment on June 7, 2007.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

NAVIDAD INTEREST (continued)

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007 the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close.  The Navidad property has been transferred to Aquiline.

As at December 31, 2007, the Company recorded a Navidad interest balance of $18,500,000, the components of which are as follows:

$
Mineral properties (i)	17,763,521
Navidad recovery (ii)	550,479
18,314,000
Marketable securities (iii)	186,000
Navidad interest	18,500,000

(i)

The mineral property costs represent the carrying value of the acquisition costs and all exploration costs the Company had incurred in the development of the Navidad project.

(ii)

The Company has recorded an additional recovery of $550,479 to bring the total Navidad interest amount recoverable to $18,500,000 pursuant to IPDA.

(iii)

Marketable securities represents the carrying value of the common shares of publicly traded companies the Company received as partial consideration for entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project.  Accordingly, these marketable securities were subject to transfer to Aquiline in relation to the July 2006 court order.

The Company received the $7.5 million held in trust on January 8, 2008 plus interest that had accrued in the amount of $341,380.  The balance of $11 million was received on February 11, 2008.

5.

SHORT-TERM INVESTMENTS

As at March 31, 2009 and December 31 2008, the Company held short-term investments comprised of the following:

	December 31, 2008
	Maturity	Principal and Accrued Interest $
12 month term deposit with the Bank of Montreal - 1.65% annual interest rate ($6,800,000 principal amount)	January 12, 2010	6,824,285
12 month term deposit with the Bank of Montreal - 1.20% annual interest rate ($4,000,000 principal amount)	February 11, 2010	4,006,581
12 month term deposit with Vancity - 1.30% annual interest rate ($4,000,000 principal amount)	February 11, 2010	4,006,981
12 month term deposit with the Bank of Nova Scotia - 1.50% annual interest rate ($3,500,000 principal amount)	February 23, 2010	3,505,322
12 month term deposit with the Bank of Montreal - 3.15% annual interest rate ($2,350,000 principal amount)	August 12, 2009	2,396,723
		20,739,892

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

5.

SHORT-TERM INVESTMENTS (continued)

	December 31, 2008
	Maturity	Principal and Accrued Interest $
12 month term deposit - 4.15% annual interest rate ($6,800,000 principal amount)	January 6, 2009	7,076,839
12 month term deposit - 3.45% annual interest rate ($10,000,000 principal amount)	February 10, 2009	10,305,302
12 month term deposit - 3.45% annual interest rate ($1,000,000 principal amount)	February 10, 2009	1,030,530
12 month term deposit - 3.15% annual interest rate ($2,900,000 principal amount)	August 12, 2009	2,935,098
		21,347,769

All term deposits are redeemable in full or portion at the Company’s option without penalty.  Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.

6.

MARKETABLE SECURITIES AND INVESTMENT

March 31, 2009
	Opening carrying value $	Unrealized holding gain $	Loss on equity investment $	Gain on held for trading investment $	Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	24,990	14,280	-	-	39,270
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	718,248	-	(58,513)	-	659,735
Warrants	95,879	-	-	205,019	300,898
Total marketable securities and investments	839,117	14,280	(58,513)	205,019	999,903

December 31, 2008
	Cost $	Other than temporary loss $	Loss on equity investment $	Loss on held for trading investment $	Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	499,800	(474,810)	-	-	24,990
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	786,422	-	(68,174)	-	718,248
Warrants	213,578	-	-	(117,699)	95,879
Total marketable securities and investments	1,499,800	(474,810)	(68,174)	(117,699)	839,117

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

6.

MARKETABLE SECURITIES AND INVESTMENT (continued)

a)

On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. (“Panthera”) (formerly Amera Resources Corporation), a company with common directors, for $0.14 per unit for a total of $499,800.  On December 23, 2008 Panthera did a 10 for 1 rollback of its shares. As a result the Company now holds 357,000 shares. As at March 31, 2009, the quoted market value of the shares was $39,270. The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.

b)

On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per unit for a total of $1,000,000.  Each Unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The fair value assigned to the warrants was $213,578. At March 31, 2009 the fair value of the warrants was $300,898.  As a result the company recorded a gain of $205,019 on held-for-trading investments.

IMA’s holdings of Blue Sky is 22%.  The Company has accounted for its investment in common shares using the equity method and has been classified as long-term.  Blue Sky has a December 31st year end and is under common management. During the period ended March 31, 2009 the Company recorded a $58,513 loss resulting from equity accounting. As at March 31, 2008, the quoted market value of the shares was $1,083,333.

7.

MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the three months ended March 31, 2009:

	Acquisition Costs $	Exploration Expenditures $	Total $
Hushamu property	28,048	123,259	151,307
General exploration	-	30,460	30,460
Exploration expenditures	28,048	153,719	181,767

Hushamu Property

The Company has entered into an Option Agreement with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and in which the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) in the first year of a three year option period. Over years two and three the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

7.

MINERAL PROPERTIES (continued)

The table below summarizes the mineral property acquisition costs and exploration expenditures for the three months ended March 31, 2009:

Hushamu Property
Acquisition costs:	$
Balance, beginning of the period	-
Acquisition costs	28,048
Balance, end of the period	28,048

Exploration expenditures:
$
Balance, beginning of the period	1,767,014

Drilling
Salaries and contractors	82,569
Assays	14,349
Office	12,868
Geotechnical	8,500
Petrography	2,659
Shipping	1,158
Transportation	639
Communications	517
Balance, end of the period	1,890,273

Total expenditures	1,918,321

8.

SHARE CAPITAL

Authorized

-  unlimited common shares without par value

-

100,000,000 preferred shares without par value

Issued - common shares	March 31, 2009		December 31, 2008
	Number	$	Number	$
Balance, beginning and end of period	52,132,064	58,753,501	52,132,064	58,753,501

(a)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

A summary of the changes in the number of stock options outstanding and exercisable for the three months ended March 31, 2009 is as follows:

	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,625,000	3.12
Expired	(1,147,000)	3.10
Balance, end of period	1,478,000	3.13

Stock options outstanding and exercisable at March 31, 2009 are as follows:

Number	Exercise Price $	Expiry Date
690,000	4.16	March 16, 2010
355,000	2.92	November 16, 2010
250,000	0.54	June 2, 2011
183,000	3.21	June 22, 2011
1,478,000

(b)

Warrants

Common shares reserved pursuant to warrants and agent warrants outstanding at March 31, 2009 are as follows:

Number	Exercise Price $	Expiry Date
1,666,670	3.45	September 14, 2009

9.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	March 31, 2009	December 31, 2008
	$	$
Balance, beginning of period	7,502,258	6,157,412
Stock options granted	-	62,900
Reallocation on expiry of warrants	-	1,281,946
Balance, end of period	7,502,258	7,502,258

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS

(a)

The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the three months ended March 31, 2009, the Company incurred fees of $179,032 (2008 - $109,338) to the Grosso Group: $165,000 (2008 - $120,000) was paid in monthly payments and $14,032 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period (2008 – $10,662 included in amounts receivable).  Also, included in deposits is a $205,000 (2008 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

(b)

During the three months ended March 31, 2009, the Company paid $99,375 (2008 - $92,500) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses.  Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the three months ended March 31, 2009 was $30,000 (2008 - $30,000).  This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above. This consulting agreement was terminated on April 1, 2009.

(d)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the three months ended March 31, 2009 was $62,500 (2008 - $62,500). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2008, the amount payable under the contract would be $1,211,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 plus one years fees of $250,000 is payable.  At March 31, 2009, the Company has accrued a total of $711,500 (2008 - $nil) related to this bonus and termination benefits.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (continued)

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended March 31, 2009, the Company has accrued a receivable of $9,000 (2008 - $23,874) from the other shareholder companies which has been recorded as a decrease in Administrative and management services expense. This amount is reflected in the total amount paid to directors and officers discussed in Note 10(b) above.  The fees are reviewed and adjusted on a periodic basis.

(e)

Effective June 1, 2008 the Company resumed a consulting agreement with a company controller by an officer of the Company for $63,500 per year.  Accordingly, the total compensation paid to the officer in the three months ended March 31, 2009 was $15,875 (2008 - $Nil). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the officer consisting of six months salary.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months 2009 and 2008.  The Company’s total assets are segmented geographically as follows:

	March 31, 2009
	Canada $	Argentina $	Total $
Current assets	21,413,174	5,425	21,418,599
Mineral property interest	28,048	-	28,048
Deposit	205,000	-	205,000
Investment	659,735	-	659,735
	22,305,957	5,425	22,311,382

	December 31, 2008
	Canada $	Argentina $	Total $
Current assets	21,761,139	212	21,761,351
Deposit	205,000	-	205,000
Investment	718,248	-	718,248
	22,684,387	212	22,684,599

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

12.

SUPPLEMENTARY CASH FLOW INFORMATION

For the three months ended March 31,	2009 $	2008 $
Change in non-cash working capital
Other receivables and prepaids	76,714	362,069
Accounts payable	(106,924)	30,783
	(30,210)	392,852